

August 6, 2013

<u>Via E-mail</u>
Stephen Saber
Chief Executive Officer
The Pulse Network, Inc.
437 Turnpike Street
Canton, MA 02021

      Re: **The Pulse Network, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2013
              Filed July 1, 2013
              Amendment No. 1 to Current Report on Form 8-K
              Filed July 11, 2013
              File No. 000-54741

Dear Mr. Saber:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 4, 2013.

<u>Form 10-K for the Fiscal Year Ended March 31, 2013</u>

<u>General</u>

1.   We note that your Form 10-K for the fiscal year ended March 31, 2013 does not reflect the comments we issued in our letter dated June 4, 2013 in connection with the Form 8-K filed on March 29, 2013. Please file an amended Form 10-K to incorporate any changes that you have made to the Form 8-K in response to our prior comments.

<u>Item 1. Business, page 3</u>

<u>General</u>

2.   Please refer to prior comment 2 and provide us with supplemental materials that support your belief that you are "a leader in producing events" and that the Exgenex registration system is "industry-leading." Alternatively, revise your disclosure to limit the claims concerning your competitive position in the industry. To the extent material, please revise to discuss the competitive business conditions and your competitive position in the industry and methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

3.   We note your response to prior comment 6 but it is unclear why you believe that the company is "not presently dependent upon the customer accounting for 11% of its revenue" in 2012. We note that you also had a customer in 2013 that accounted for approximately 13% of your total revenue. To the extent that these customers are material, it appears that you should provide a discussion of any agreements or arrangements with these customers and any resultant risk to investors. Please tell us, with a view toward disclosure, whether these significant customers in 2012 and 2013 are the same and provide us with a quantitative and qualitative analysis supporting your belief that these customers or any agreements with these customers are not material such that additional disclosure is not required.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters Market Information

Purchases of Equity Securities by the Registrant and Affiliated Purchasers, page 9

4.   You state that you did not purchase any of your shares of common stock during the fiscal year ended March 31, 2013. However, we note your disclosure in the Form 8-K that you redeemed certain of Mr. Mohamed Ayad's shares pursuant to a Stock Purchase Agreement dated March 29, 2013. Please revise to ensure your disclosure is consistent in this regard, or tell us why you believe your existing disclosure is accurate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

5.   Please disclose in the Form 10-K as you do in response to prior comment 7 that you "require approximately $1,000,000 in funding to conduct [y]our operations for one year" and that you currently have no plan as to who will raise those funds.

6.   We note that your response to prior comment 12 does not disclose the balance on your line of credit with Boston Private Bank & Trust nor does it discuss the three-year term loan in the amount of $350,000 that was previously disclosed in Exhibit 99.1 of your Form 8-K. Please revise to include this information and tell us why you have not filed the agreement pursuant to Item 601(b)(10) of Regulation S-K.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 22

7.   Please revise the disclosure in this section in your amended Form 10-K to address the following:

- Revise the reference to internal controls and procedures in the first sentence to "disclosure controls and procedures."

- We note the statement that "disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission ("SEC") reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, *and was made known to us by others within those entities, particularly during the period when this report was being prepared*." (Emph. added). In your amended Form 10-K, please revise the italicized part to be consistent with the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In this regard, please state, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting, page 22

8.   We note your conclusion which states, "during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below." Please note that pursuant to Item 308(a)(3) of Regulation S-K, management's conclusion on its assessment of the effectiveness of internal control over financial reporting is required *as of* the end of the most recent fiscal year. Please revise the disclosure in your amended Form 10-K to state, if true, that as of March 31, 2013, management concluded that your internal control over financing reporting was not effective.

Item 11. Executive Compensation

Employment Agreements, page 26

9.   Please describe what you mean by club membership costs and tell us what consideration you have given to disclosing this information in the summary compensation table as a perquisite. See Item 402(n)(2)(ix) of Regulation S-K.

Stephen Saber
The Pulse Network, Inc.
August 6, 2013
Page 4

Certain Relationships and Related Transactions, and Director Independence, page 28

10.   Please refer to prior comment 15 and disclose the information required by Item 404(a) of
         Regulation S-K relating to your "short-term loans from primary shareholders and third
         parties," including but not limited to, the dollar amount of each loan from each lender, the
         date of each transaction, and the interest rate. Also tell us what consideration you have
         given to filing these loan agreements as exhibits to the 10-K pursuant to Item 601(b)(10)
         of Regulation S-K.

Signatures, page 30

11.   Please revise so that your Form 10-K is signed by at least a majority of the board of
         directors and that your chief executive officer signs in his individual capacity, rather than
         just on behalf of the registrant. See Instruction D.2 of the Form 10-K.

         You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding
comments on the financial statements and related matters. Please contact Ivan Griswold, Staff
Attorney, at (202) 551-3853, or in his absence me at (202) 551-3453, with any other questions.
If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

                                             Sincerely,

                                             /s/ Jan Woo

                                             Jan Woo
                                             Attorney-Adviser

  cc: Via E-Email
         Thomas E. Puzzo, Esq.
         Law Offices of Thomas E. Puzzo, PLLC